SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F    X        Form 40-F
                   -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                     No    X
                    -------               -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):    82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                 California Exploration Ltd.
                                                 (Registrant)

Date   January 29, 2003                      By  /s/ Nick DeMare
     --------------------                        -------------------------------
                                                 (Signature)
                                                  Nick DeMare, Director



1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT



Incorporated as part of:                   X     Schedule A
                                        -------
                                           X     Schedules B & C
                                        -------
                                        (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                          CALIFORNIA EXPLORATION LTD.
                                        ----------------------------------------
ISSUER ADDRESS                          #1305 - 1090 WEST GEORGIA STREET
                                        VANCOUVER, BC   V6E 3V7
                                        ----------------------------------------
ISSUER TELEPHONE NUMBER                 (604) 685-9316
                                        ----------------------------------------
ISSUER FAX NUMBER                       (604) 683-1585
                                        ----------------------------------------
CONTACT PERSON                          MR. NICK DEMARE
                                        ----------------------------------------
CONTACT'S POSITION                      DIRECTOR
                                        ----------------------------------------
CONTACT'S TELEPHONE NUMBER              (604) 685-9316
                                        ----------------------------------------
CONTACT'S E-MAIL ADDRESS                ndemare@chasemgt.com
                                        ----------------------------------------
WEBSITE                                 N/A
                                        ----------------------------------------
FOR QUARTER ENDED                       NOVEMBER 30, 2002
                                        ----------------------------------------
DATE OF REPORT                          JANUARY 29, 2003
                                        ----------------------------------------

                                   CERTIFICATE
                                     -------


THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DES O'KELL                  /s/ Des O'Kell                      03/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

NICK DEMARE                 /s/ Nick DeMare                     03/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A

















--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.

                          (A Development Stage Company)


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                           NOVEMBER 30, 2002 AND 2001

          (Expressed in United States Dollars, unless otherwise stated)

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)



                                                  November 30,       May 31,
                                                     2002             2002
                                                       $                $

                                   A S S E T S

CURRENT ASSETS

Cash                                                   120,327           98,408
Amounts receivable and prepaids                         11,771           20,323
                                                 -------------    -------------
                                                       132,098          118,731

BRIDGE LOANS (Note 3)                                        -           99,800

OIL AND GAS PROPERTIES (Note 4)                              -          268,396

CAPITAL ASSETS                                               -           50,698

OTHER ASSETS                                           114,189          263,531
                                                 -------------    -------------
                                                       246,287          801,156
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and
   accrued liabilities (Note 5(a))                     179,270          190,031

ADVANCES FROM SHAREHOLDER (Note 5(b))                   57,493           58,920
                                                 -------------    -------------
                                                       236,763          248,951
                                                 -------------    -------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                               1,110,074        1,102,823

DEFICIT                                             (1,100,550)        (550,618)
                                                 -------------    -------------
                                                         9,524          552,205
                                                 -------------    -------------
                                                       246,287          801,156
                                                 =============    =============


APPROVED BY THE DIRECTORS

/s/ Des O'Kell           , Director
-------------------------
/s/ Nick DeMare          , Director
-------------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      FOR THE SIX MONTHS ENDED NOVEMBER 30
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


                                                       Three Months Ended                  Six Months Ended
                                                           November 30,                       November 30,
                                                 ------------------------------     ------------------------------
                                                     2002              2001             2002              2001
                                                       $                 $                $                 $
EXPENSES

Accounting and administration                           10,446            5,501            12,958            8,878
Amortization of capital assets                               -            9,131             8,869           18,262
Audit                                                        -            1,123                 -            4,584
Consulting                                              10,080                -            14,613                -
Insurance                                                    -            8,359             6,539            8,956
Legal                                                    3,118            5,908             3,254           24,609
Office and miscellaneous                                   498           16,614             1,068           21,304
Salaries, wages and benefits                                 -           22,436                 -           27,190
Transfer agent and regulatory filing                     1,775                -             2,090            1,309
Travel and related costs                                    93               48               345              259
                                                 -------------    -------------     -------------    -------------
                                                       (26,010)         (69,120)          (49,736)        (115,351)
                                                 -------------    -------------     -------------    -------------
OTHER ITEMS

Write-off of amounts receivable                              -          (42,211)                -          (42,211)
Write-off of bridge loans (Note 3)                     (95,822)               -           (95,822)               -
Impairment of oil and gas properties                   (48,099)         (79,993)         (350,105)         (73,748)
Write-off of capital assets                                  -                -           (41,829)               -
Write-off of deferred costs (Note 3)                   (17,248)               -           (17,248)               -
Interest and other income                                6,537            8,572             7,431           10,683
Unrealized foreign exchange loss                        (1,832)               -            (2,623)               -
                                                 -------------    -------------     -------------    -------------
                                                      (156,464)        (113,632)         (500,196)        (105,276)
                                                 -------------    -------------     -------------    -------------
NET LOSS FOR THE PERIOD                               (182,474)        (182,752)         (549,932)        (220,627)
DEFICIT - BEGINNING OF PERIOD                         (918,076)        (179,780)         (550,618)        (141,905)
                                                 -------------    -------------     -------------    -------------
DEFICIT - END OF PERIOD                             (1,100,550)        (362,532)       (1,100,550)        (362,532)
                                                 =============    =============     =============    =============

BASIC AND DILUTED LOSS PER SHARE                    $(0.02)          $(0.03)           $(0.07)          $(0.04)
                                                 =============    =============     =============    =============
WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES OUTSTANDING                  7,646,085        5,427,751         7,641,276        5,427,751
                                                 =============    =============     =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE SIX MONTHS ENDED NOVEMBER 30
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


                                                       Three Months Ended                  Six Months Ended
                                                           November 30,                       November 30,
                                                 ------------------------------     ------------------------------
                                                     2002              2001             2002              2001
                                                       $                 $                $                 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (182,474)        (182,752)         (549,932)        (220,627)
Items not affecting cash
   Amortization of capital assets                            -            9,131             8,869           18,262
   Impairment of oil and gas properties                 48,099           79,993           350,105           73,748
   Write-off of amounts receivable                           -           42,211                 -           42,211
   Write-off of bridge loans                            95,822                -            95,822                -
   Write-off of deferred costs                          17,248                -            17,248                -
   Write-off of capital assets                               -                -            41,829                -
   Unrealized foreign exchange loss                      1,832                -             2,623                -
Decrease in amounts receivable                           7,584           19,631             8,552           74,220
Increase (decrease) in accounts payable
   and accrued liabilities                              (1,197)           1,132           (10,761)          21,403
                                                 -------------    -------------     -------------    -------------
                                                       (13,086)         (30,654)          (35,645)           9,217
                                                 -------------    -------------     -------------    -------------
INVESTING ACTIVITIES

Recovery of expenditures on oil and
   gas properties                                      (24,279)          76,228           (81,709)        (176,205)
Other assets                                           105,389            9,391           136,121           44,392
Loan repayment                                               -                -                 -            5,000
                                                 -------------    -------------     -------------    -------------
                                                        81,110           85,619            54,412         (126,813)
                                                 -------------    -------------     -------------    -------------
FINANCING ACTIVITIES

Cash assumed on reorganization                               -          100,047                 -          100,047
Reorganization costs                                         -          (32,186)                -          (32,186)
Issuance of common shares                                    -                -             7,251                -
Deferred acquisition costs                                   -                -            (4,099)               -
                                                 -------------    -------------     -------------    -------------
                                                             -           67,861             3,152           67,861
                                                 -------------    -------------     -------------    -------------
INCREASE (DECREASE) IN
   CASH DURING THE PERIOD                               68,024          122,826            21,919          (49,735)

CASH - BEGINNING OF PERIOD                              52,303          188,019            98,408          360,580
                                                 -------------    -------------     -------------    -------------
CASH - END OF PERIOD                                   120,327          310,845           120,327          310,845
                                                 =============    =============     =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     The Company is focused on the acquisition, exploration and development of crude oil and natural gas reserves in the United States. The Company is a development stage oil and gas company and, as of November 30, 2002, has not earned any significant production revenue, nor found proved reserves on any of its properties and has relinquished all of its interests in its petroleum and natural gas interests in California. In addition, as of November 30, 2002, the Company had incurred a deficit of $1,100,550 and its debts exceeded its current assets by $104,665. Additional funding will be required for the Company to participate in the further acquisition, exploration and development of interests in oil and gas properties. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners. See also Note 8.

     In addition to its oil and gas activities, the Company had entered into a letter of intent, as described in Note 3, which was terminated.

     The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.   TERMINATION OF PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the Letter of Intent, the Company proposed to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels. The Company had also provided OPS bridge loans totaling $95,822 (CDN $150,000). OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. Accordingly, the Company terminated the agreement under the Letter of Intent and requested repayment of the bridge loans. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amount of the bridge loans. Accordingly, during the six months ended November 30, 2002, the Company wrote off $95,822 relating to the bridge loans. The Company will actively pursue collection of the amounts owing

     As of November 30, 2002, the Company had incurred a total of $17,248 for legal fees associated with the proposed acquisition. These amounts had been previously recorded as deferred acquisition costs and have now been charged to operations.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


4.   OIL AND GAS PROPERTIES

                                                  November 30,         May 31,
                                                      2002              2002
                                                        $                 $
     Developed oil and gas prospects
        Acquisitions and leasehold costs                20,697           20,697
        Exploration costs                              329,408          247,699
                                                 -------------    -------------
                                                       350,105          268,396
     Less impairment                                   350,105                -
                                                 -------------    -------------
                                                             -          268,396
                                                 =============    =============

     During the six months ended November 30, 2002, the Company recorded an impairment charge of $350,105 to reflect its share of costs on the unsuccessful drilling of the exploratory and side-track wells on the Basil Prospect. As of November 30, 2002, the Company had relinquished all interests in its oil and gas properties. Subsequent to November 30, 2002, the Company acquired an interest in oil and gas properties, as described in
     Note 8.


5.   RELATED PARTY TRANSACTIONS

     (a) The Company conducted certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As of November 30, 2002, the Company had recorded $102,689 in other assets and $150,967 in accounts payable and accrued liabilities with the related corporations.

     (b) As of November 30, 2002, $57,493 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     (c) As of November 30, 2002, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.

BC FORM 51-901F                                                       SCHEDULE A

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)
                      (Unaudited - Prepared by Management)


6.   SHARE CAPITAL

                                                      Number
                                                    of Shares           $
                                                 -------------    -------------
     Authorized - unlimited common shares
        (2001 - 100,000,000 common shares)
         without par value

     Issued and outstanding -

     Balance, May 31, 2002                           7,591,085        1,102,823

     Issued for cash
        Exercise of warrants                            55,000            7,251
                                                 -------------    -------------
     Balance, November 30, 2002                      7,646,085        1,110,074
                                                 =============    =============

7.   SEGMENTED INFORMATION

     As of November 30, 2002, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas activities are conducted in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                             Six Months Ended November 30, 2002
                                             ----------------------------------
                                             Identifiable              Net
                                                Assets                Loss
                                                  $                     $

     United States                                 151,764             (419,197)
     Canada                                         94,523             (130,735)
                                             -------------        -------------
                                                   246,287           (549,932)
                                             =============        =============


8.   SUBSEQUENT EVENT

     Subsequent to November 30, 2002, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field in Jackson County, Texas. To acquire this interest, the Company has funded $43,500 of initial development costs.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)



1.(a)GENERAL AND ADMINISTRATIVE

     General and administrative expenses for the six months ended November 30, 2002.

                                                                          $

     Accounting and administration                                       12,958
     Amortization                                                         8,869
     Consulting                                                          14,613
     Insurance                                                            6,539
     Legal                                                                3,254
     Office and miscellaneous                                             1,068
     Transfer agent and regulatory filing                                 2,090
     Travel and related costs                                               345
                                                                   ------------
                                                                         49,736
                                                                   ============


1.(b)RELATED PARTY TRANSACTIONS

     (a) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As of November 30, 2002, the Company had recorded $102,689 in other assets and $150,967 in accounts payable and accrued liabilities with the related corporations.

     (b) As of November 30, 2002, $57,493 was owing to a former officer of the Company. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the current fiscal year.

     (c) As of November 30, 2002, a loan of $30,000 to the President of the Company remains outstanding, secured by a promissory note and 300,000 shares (the "Loan Shares"). The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)



2.(a)SECURITIES ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2002

                                                             Total
       Date      Type of       Type                Price    Proceeds      Type of
     of Issue    Security    of Issue    Number    CDN $     CDN $     Consideration   Commission
     --------    --------    --------    ------    -----    --------   -------------   ----------
                             Warrants
     Jun.17/02    Common     Exercised   55,000    $0.20    $11,000         Cash          Nil


2.(b)NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2002


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2002

                                                                Issued
                                   Authorized           -----------------------
     Class       Par Value           Number              Number        Amount
     ------      ---------         ----------           ---------    ----------
     Common         WPV            Unlimited            7,646,085    $1,110,074


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2002

                                       Exercise Price
                                          Per Share
     Security           Number              CDN$                Expiry Date
     --------          -------         --------------        ------------------
     Options           285,000             $0.20             December 21, 2003
     Options           350,000             $0.60             September 28, 2004
     Options           250,000             $0.60             January 5, 2003
                       -------
                       885,000


3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2002

     As at November 30, 2002:

     i) 2,207,325 common shares (the "Securitiy Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

     ii) 1,650,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

BC FORM 51-901F                                                       SCHEDULE B

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)




3.(d)LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2002

     Directors:
            Desmond O'Kell
            John Behr
            Nick DeMare

     Officer:
            Desmond O'Kell, President and CFO
            Nick DeMare, Corporate Secretary





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FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

The Company did not complete its previously announced acquisition of Optimal Power Systems Ltd. ("OPS"), as OPS was unable to complete a restructuring of their business plan which would have enabled the Company to proceed with the acquisition. The Company had provided OPS with a deadline to complete the restructuring, which deadline was not met. Accordingly, the Company has terminated the agreement and has requested repayment of the CDN$150,000 bridge loans which were advanced to OPS. Although the principals of OPS have pledged their holdings in OPS as security it is not known whether the Company will recover the full amounts of the bridge loans. The Company will actively pursue collection of the amount owing.

The Company will not be proceeding with this change of business and will refocus its efforts on natural resources. In this regard, the Company identified an oil and gas development opportunity and, effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund $43,500 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The Vendor purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

The Company is reviewing other resource assets for acquisition.


Basil Project Update
--------------------
On August 19, 2002, the Company commenced the side-track of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to total depth of 7,997 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole



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FORM 51-901F                                                          SCHEDULE C

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Cased hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

As at November 30, 2002, the Company had incurred $320,709 associated with the acquisition and exploration on the Basil Prospect and the Suisun #25 well.


Change of Officers and Directors
--------------------------------
On October 7, 2002, Mr. Ted Carlsen tendered his resignation as a director and officer of the Company. Mr. Desmond O'Kell was appointed the President and Chief Executive Officer of the Company and Mr. Nick DeMare was appointed a Director and Corporate Secretary of the Company.


Operations
----------
During the six months ended November 30, 2002 the Company reported a net loss of $549,932 compared to a net loss of $220,627 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. Legal costs decreased by $21,355, from $24,609 in 2001 to $3,254 in 2002. The majority of the 2001 legal costs were associated with investment in Hutton Creek Resources Inc. and Westone Ventures Inc., former joint venture partners. During 2002, the Company also wrote off $41,829 of capital assets reflecting the closure of the Barkersfield office.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $321,105 of costs. In addition, as at November 30, 2002, the Company had incurred $320,709 associated with the acquisition of the Basil Prospect and the drilling of the Suisun #25 well.


Liquidity and Capital Resources
-------------------------------
The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.



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